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                                                                    Exhibit 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES
                        AND RATIO OF EARNINGS TO COMBINED
                   FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      The Company's consolidated ratios of earnings to fixed charges and consolidated ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated have been calculated using the figures set forth below.

                                                     Three
                                                 months ended             Year ended
                                                March 31, 1998         December 31, 1997
                                                --------------         -----------------
                                                        (dollars in thousands)
Fixed Charges:

Interest expense on debentures.................   $   828                $  1,908
Interest expense on deposits...................     5,113                  18,143
Interest expense on federal funds..............       450                     563
                                                  -------                --------
      Total....................................   $ 6,391                $ 20,614
                                                  -------                --------
                                                  -------                --------

Preferred Dividends............................   $   316                $    730

Earnings:

Pretax earnings................................   $ 3,464                $  6,602
Fixed Charges..................................     6,391                  20,614
                                                  -------                --------
                                                  $ 9,855                $ 27,216
                                                  -------                --------
                                                  -------                --------

Ratios of earnings to fixed charges:

    Including interest on deposits.............      1.54                    1.32
    Excluding interest on deposits.............      3.71                    3.67

Ratios of earnings to combined fixed charges and preferred stock dividend requirements:

    Including interest on deposits.............      1.47                    1.27
    Excluding interest on deposits.............      2.97                    2.83

      For purposes of computing the ratios of both earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements, earnings represent net income plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, represent interest expense (except interest on deposits), capitalized interest and the interest factor included in rents. Fixed charges, including interest on deposits, represent all interest expense, capitalized interest, and the interest factor included in rents. Combined fixed charges and preferred stock dividend requirements, excluding interest on deposits, represent interest expense (except interest paid on deposits), capitalized interest, the interest factor included in rents and an amount equal to the pre-tax earnings required to meet applicable preferred stock dividend requirements. Combined fixed charges and preferred stock dividend requirements, including interest on deposits, represent all interest expense, capitalized interest, the interest factor included in rents, and an amount equal to the pre-tax earnings required to meet applicable preferred stock dividend requirements.